EXHIBIT 4.5

AMENDMENT NO. 2 TO THE

CYTEC EMPLOYEES’ SAVINGS PLAN

The Cytec Employees’ Savings Plan (the “Plan”) is hereby amended as follows, effective as of January 1, 2008:

1. Section 2.01 of the Plan is hereby amended by deleting the second and third paragraphs thereof in their entirety and replacing them with the following:

“If a Participant does not terminate employment but becomes a member of a collective bargaining unit, he or she shall cease to be an Eligible Employee as of the last day of the payroll period that includes the date he or she becomes a member of a collective bargaining unit. Such Participant’s account balance, including any outstanding loans, under the Plan shall be transferred to the Cytec Employees’ Savings and Profit Sharing Plan as soon as administratively practicable following the date the Participant ceases to be an Eligible Employee.

If an Employee is a participant in the Cytec Employees’ Savings and Profit Sharing Plan, he or she shall become a Participant in the Plan on the first day of the first payroll period following the date such Employee ceases to be a member of a collective bargaining unit. The Employee’s account balance, including any outstanding loans, under the Cytec Employees’ Savings and Profit Sharing Plan shall be transferred to the Plan as soon as administratively practicable following the date the Employee becomes a Participant in the Plan. Furthermore, an Employee shall receive vesting credit under Article 8 for each Year of Service during his or her period of service with the Employer without regard as to whether the Employee is a member of a collective bargaining unit.”

2. Section 7.01(a) of the Plan is hereby amended by adding the following as new subsections (1) and (2):

“(1)	An Employee who ceases to be a member of a collective bargaining unit and becomes a Participant in the Plan in accordance with Section 2.01 of the Plan shall be eligible for a Profit Sharing Contribution as of the date such Employee becomes a Participant in the Plan.

(2)	An Employee who becomes a member of a collective bargaining unit shall no longer be eligible for a Profit Sharing Contribution as of the date such Employee becomes a member of a collective bargaining unit.”

3. Section 7.01(b) is hereby amended by adding the following as new subsection (1):

“(1)	An Employee who ceases to be a member of a collective bargaining unit and becomes a Participant in the Plan in accordance with Section 2.01 of the Plan shall be eligible for Transition Credits provided, that, such Employee had a minimum of ten (10) Years of Service as of December 31, 2007. The amount of such Employee’s Transition Credits shall be based on his or her age as of December 31, 2007.

(2)	An Employee who becomes a member of a collective bargaining unit shall no longer be eligible for a Transition Credit as of the date such Employee becomes a member of a collective bargaining unit.”

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IN WITNESS WHEREOF, the Company hereby executes and adopts this Amendment No. 2 to the Plan this 13th day of June, 2008.

Corporate Seal	CYTEC INDUSTRIES INC.

	By:	/s/ Marilyn R. Charles
Marilyn R. Charles
Vice President of Human Resources